LEAD INVESTOR



Michael Samuelian

Climate change and technological advances are intersecting challenges and opportunities, and Archneura combines the two to help building owners and operators evaluate the effects of their structures on the environment. Climate change is an existential threat to the planet as we know it. If we are going to mitigate the negative impacts of the built environment on the globe, we need to more thoughtfully plan, design, construct, operate and deconstruct buildings. Archneura uses data and design- thinking in a novel way to help better understand the impacts of the built environment.

Invested $5,000 this round